SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON NOVEMBER 29th, 2017

DATE, TIME AND PLACE: November 29th, 2017, at 10.00 a.m., at TIM Participações S.A.’s head offices, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. Alberto Emmanuel Carvalho Whitaker, Enrico Barsotti, Enrico Zampone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Cesar Pereira de Araujo, Nicoletta Montella, Sabrina Valenza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Section 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. It is recorded that Mr. Mario Di Mauro attended in the meeting from item (3) of the Agenda, after his election.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the composition of the Board of Directors; (2) To resolve on the composition of the Compensation Committee; (3) To acknowledge on the activities carried out by the Statutory Audit Committee; (4) To acknowledge on the activities carried out by the Control and Risks Committee; and (5) To resolve on agreement(s) for the supply of goods and/or services between, on one side, the subsidiaries of the Company, TIM Celular S.A. (“TCEL”) e/ou TIM S.A., and related parties, on the other side.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Resolved, unanimously, to elect Mr. Mario Di Mauro, Italian, married, Bachelor in Economics, bearer of the Italian Passport Nr. AA2248135, valid through June 26th, 2018, domiciled at Corso d’Italia, 41 – 00198, Rome, Italy, for the position of Board of Directors’ Member, by co-optation, to be ratified on the next Shareholders Annual Meeting pursuant to the Article 150 of the Brazilian Law Nr. 6,404/1976. In view of the above, the Company’s Board of Directors shall be composed by Messrs: Alberto Emmanuel Carvalho Whitaker, Enrico Barsotti, Enrico Zampone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Di Mauro, Mario Cesar Pereira de Araujo, Nicoletta Montella, Sabrina Valenza e Stefano De Angelis, all members with term of office until the Annual Shareholders’ Meeting of the year 2019. The elected hereby declares, under penalty of law, that he is not involved in any of the crimes provided for by law that prevents him from performing business activities, in accordance with Article 147 of Law 6,404/ 1976. The instrument of investiture, the statement provided by the CVM Instruction Nr. 367/2002, the statements provided in Sections 18 and 19 of the Company’s By-laws and other statements were duly signed and presented to the Board of Directors.

(2) The Board of Directors indicated and elected Mr. Mario Di Mauro to compose the Compensation Committee (“CR”). The member hereby elected will have term of office until the Annual Shareholders’ Meeting of the Company to be held in the year of 2019.

(3) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”), at its meeting held on November 28th, 2017, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the CAE.

(4) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), at its meeting held on November 28th, 2017, in accordance with the report presented by Mr. Herculano Aníbal Alves, Chairman of the CCR.

(5.1) Approved the agreements for the supply of services between TCEL and Telecom Italia Sparkle S.p.A, all based on the Statutory Audit Committee’s favorable opinion at its meeting held on November 28th, 2017, and according to the material presented, which is filed at the Company's head offices.

(5.2) Approved the agreement for the supply of services between TIM S.A. and Telecom Italia Sparkle S.p.A, all based on the Statutory Audit Committee’s favorable opinion at its meeting held on November 28th, 2017, and according to the material presented, which is filed at the Company's head offices.

(5.3) Approved the agreement for the supply of services between TIM S.A. and Zmais Agência de Publicidade Ltda., all based on the Statutory Audit Committee’s favorable opinion at its meeting held on November 28th, 2017, and according to the material presented, which is filed at the Company's head offices

The Company's Board of Executive Officers is hereby authorized to perform all the acts necessary to carry out the deliberations hereby approved.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Alberto Emmanuel Carvalho Whitaker, Enrico Barsotti, Enrico Zampone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Cesar Pereira de Araujo, Mario Di Mauro, Nicoletta Montella, Sabrina Valenza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 29th, 2017.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 29, 2017	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.